UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-1297467

INTERNATIONAL KRL RESOURCES CORP.

(Exact name of registrant as specified in its charter)

Suite 1640 – 1066 West Hastings Street, Oceanic Plaza Box 12543

Vancouver, B.C., Canada V6E 3X1

604-688-0299

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

Part I

Item 1. Exchange Act Reporting History

a.  International KRL Resources Corp. filed its Registration Statement on Form 20FR on August 11, 2004 and incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act on October 11, 2004.

b.  International KRL Resources Corp. has previously filed all reports required under Exchange Act section 13(a) or section 15(d) for the previous 12 months and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

International KRL Resources Corp. has never sold its securities in the United States in a registered offering under the Securities Act of 1933.

Item 3. Foreign Listing and Primary Trading Market

a.

International KRL Resources Corp.'s common shares trade on the TSX Venture Exchange, which represents International KRL Resources Corp.’s primary trading market under the symbol "IRK".

b.

International KRL Resources Corp.’s initial public offering was effective on the Vancouver Stock Exchange in 1983.

c.

100% of the trading volume of International KRL Resources Corp.’s common shares trade on the TSX Venture Exchange.  To International KRL Resources Corp.’s knowledge, there is no market for its common shares in the United States.

Item 4. Comparative Trading Volume Data

a.

For the purposes of Rule 12h-6(a)(4)(i), the 12 month period used began on June 1, 2007 and ended on May 31, 2008.

b.

The average daily trading volume for International KRL Resources Corp.’s common shares in the United States was nil and approximately 176,000 shares on a worldwide basis.

c.

Zero

d.

Not applicable.

e.

Not applicable.

f.

International KRL Resources Corp. obtained trading volume information for its common shares from the TSX Venture Exchange.

Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities

Not applicable.

Item 7.  Notice Requirement

On June 17, 2008, International KRL Resources Corp. published the notice required by Rule 12h-6(h) disclosing its intent to terminate its duty to file reports under the Exchange Act.

International KRL Resources Corp. issued the notice required by Rule 12h-6(h) in the form of a press release in the United States.  A copy of the press release is attached as Exhibit 10.1 to this Form 15F.

Item 8.  Prior Form 15 Filers

Not applicable

Part II

Item 9.  Rule 12g3-2(b) Exemption

International KRL Resources Corp.’s website is www.krl.net.  International KRL Resources Corp. will not publish the information required under Rule 12g3-2(b)(1)(iii) on its website as long as it can rely on the exemption provided for under Rule 12g3-2(a).

Part III

Item 10. Exhibits

A copy of International KRL Resources Corp.’s press release announcing its intent to terminate its Registration of its common shares under section 12(g) is attached as Exhibit 10.1.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, International KRL Resources Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, International KRL Resources Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: June 17, 2008	By: /s/ “Seamus Young”
Name: Seamus Young Title: President

Exhibit 10.1

International KRL Resources Corp. Files Form 15F to Voluntarily Terminate

Reporting Obligations with the SEC

Vancouver, June 17, 2008–International KRL Resources Corp. (TSX-V:IRK) today announced that it has filed a Form 15F with the United States Securities and Exchange Commission (the "SEC") to voluntarily terminate its reporting obligations under the United States Securities Exchange Act of 1934, as amended.  International KRL expects the termination to take effect no later than ninety days after the filing the Form 15F. As a result of the filing of the Form 15F, International KRL will immediately cease to file certain reports, including Form 20-F and Form 6-K, with the SEC.

The Company’s administrative burdens and costs associated with being a U.S. reporting company, particularly with respect to the SEC Sarbanes-Oxley requirements, have increased materially in the past few years. International KRL maintains these burdens and costs outweigh any benefits derived from the Company's foreign issuer status with the SEC, particularly as the great majority of International KRL shareholder base is Canadian.

As a TSX Venture Exchange listed reporting issuer, International KRL will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators. The Company's filings can be found on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. For more information on the property portfolio and International KRL Resources Corp. please visit the Company’s- www.krl.net.

ON BEHALF OF THE BOARD

“Seamus Young”

-------------------------

Seamus Young

President and CEO

For Further Information Please Contact:

Earl Hope, Investor Relations, 604-689-0299 x 232

Seamus Young, President and CEO, 604-689-0299 x223

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.